UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

The Manitowoc Company, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	1-11978	39-0448110
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11270 West Park Place, Suite 1000, Milwaukee, Wisconsin 53224

(Address of principal executive offices) (Zip Code)

Thomas L. Doerr, Jr.

Executive Vice President, General Counsel and Secretary

(414) 760-4600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following website: https://ir.manitowoc.com/investor-relations/corporate-governance/governance-documents/default.aspx.  The information found on our website is not incorporated by reference into this Form SD or the attached Conflict Minerals Report.

Item 1.02Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01Exhibits

Exhibit 1.01 – Conflict Minerals Report of The Manitowoc Company, Inc., for the Year Ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MANITOWOC COMPANY, INC.

(Registrant)

By:	/s/ Thomas L. Doerr, Jr	May 25, 2021
	Thomas L. Doerr, Jr.	(Date)
Executive Vice President, General Counsel and Secretary